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June 6, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No.122

Dear Ms. Dubey:

Thank you for your telephonic comments on May 9, 2019, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on June 12, 2019.

Comment 1.       Cover Page, Rule 30e-3 Disclosure, second paragraph, first sentence. Please consider separating the concept of being able to receive “other communications such as prospectuses…” from the first statement concerning shareholder reports into two separate sentences.

Response 1.       We have reviewed the referenced disclosure and believe that separating the two concepts would unnecessarily add duplicative instructions to this disclosure. Therefore, we have made no changes in response to this comment.

Comment 2.       Cover Page, Rule 30e-3 Disclosure, second paragraph, second sentence. Please remove the sentence currently appearing in parentheses. The new disclosure is designed to advise shareholders of their delivery options and the Staff believes your addition of this parenthetical statement will serve to discourage investors from making an election to receive paper.

Response 2.       Because the fund will incur costs when printing and mailing paper copies, and fund expenses are borne indirectly by the fund’s shareholders, we are concerned that without the parenthetical sentence the statement required by Rule 30e-3 that paper copies would be provided “free of charge” could be misleading to shareholders. Also, while we are aware that similar “free of charge” disclosure appears elsewhere in the prospectus, it is the prominence now on the cover page that has caused us to add the referenced clarification. Therefore, we have made no changes in response to this comment.

Comment 3.       Page 2, Principal Investment Strategies, first paragraph. Please disclose the method for identifying emerging markets countries for purposes of the fund’s 80% policy.

Response 3.       We have added the following disclosure: “The subadviser generally considers emerging markets countries to be those included in the MSCI Emerging Markets Index and the MSCI Frontier Markets Index.”

Comment 4.       Page 2, Principal Investment Strategies, first paragraph. Please clarify what is meant by the phrase “significant exposure to the emerging markets.” (Refer to SEC Name Rule adopting release, note 24.)

Response 4.       We have added the following disclosure: “As of the date of this prospectus, SGA considers an issuer that has at least 33-1/3% of its revenue from a particular country as having significant exposure to that country.”

Comment 5.       Page 3, Principal Investment Strategies, second paragraph. Regarding the statement that the fund will invest in convertible securities, if the fund will invest in contingent convertible securities to the level of a principal strategy please add disclosure to that effect and add the appropriate risk disclosure.

Response 5.       The fund does not intend to invest in contingent convertible securities to the level of a principal investment strategy. We have therefore made no changes in response to this comment.

Comment 6.       Page 2, Principal Investment Strategies, second paragraph. Regarding the statements that the fund “may have a significant portion of its assets invested…in only a few countries and one or a few regions” and “may have a significant positions in particular sectors,” if at launch the fund expects to be invested significantly in any particular country or sector, please identify the country/sector and add appropriate risk disclosure.

Response 6.       It is not anticipated that at launch the fund would be so invested. We have therefore made no changes in response to this comment.

Comment 7.       Page 2, Principal Risks. Please arrange the listed risks so that they appear in order of importance rather than alphabetically.

Response 7.       We do not believe that the fund, the adviser or legal counsel are in a position to determine that any given risk is more significant than another since such determination would likely vary investor to investor. We also believe that imposing an order of importance on the list of risks is likely to cause some investors to believe that the risks listed toward the end of the list are not important when in fact they are principal risks of investing in the fund. Therefore, instead of making the requested change we have added disclosure to the introductory paragraph to this section indicating that the listed risks are shown in alphabetical order which is not necessarily indicative of importance.

Comment 8.       Page 7, More Information About Risks Related to Principal Investment Strategies, fourth paragraph. Regarding the statement that certain risks may apply indirectly through investments in other funds, please verify that this is appropriate disclosure for this fund as it does not appear to be so based on the fund’s disclosed principal investment strategies. If it is in fact a principal strategy, please consider whether the fee table should include a line for AFFE.

Response 8.       We have removed the referenced disclosure as investing in other funds is not intended to be a principal investment strategy of the fund.

Comment 9.       Page 7, More Information About Risks Related to Principal Investment Strategies. Please arrange the listed risks so that they appear in order of importance rather than alphabetically.

Response 9.       We do not believe that the fund, the adviser or legal counsel are in a position to determine that any given risk is more significant than another since such determination would likely vary investor to investor. We also believe that imposing an order of importance on the list of risks is likely to cause some investors to believe that the risks listed toward the end of the list are not important when in fact they are principal risks of investing in the fund. Additionally, at a point after the fund is launched, its statutory prospectus will be combined with that of multiple other funds into a multi-fund statutory prospectus, thereby making assigning importance impossible since the whole section of risk disclosure will apply to many funds, each with its own “importance” criteria. Instead, we have added disclosure to the introductory paragraph to this section indicating that the listed risks are shown in alphabetical order which is not necessarily indicative of importance.

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Comment 10.    Page 7, More Information About Risks Related to Principal Investment Strategies. Regarding “Debt Securities” disclosure, since investing in debt securities is not included in the fund’s principal investment strategies, please consider whether inclusion of this disclosure is necessary or appropriate.

Response 10.     We have determined that investment in debt securities will not be a principal investment strategy of the fund and have therefore removed the referenced disclosure.

Comment 11.    Page 11, Related Performance Data of the Subadviser to Virtus SGA Emerging Markets Growth Fund. Regarding the statement that the performance table provides the related performance of all separate accounts managed by SGA, if there are any funds or other pooled investment vehicles managed in the same manner, they should also be included in the Composite.

Response 11.     There are no funds or other pooled investment vehicles managed in the same manner as the separate accounts included in the Composite. We have therefore made no changes to the referenced disclosure.

Comment 12.    Page 11, Related Performance Data of the Subadviser to Virtus SGA Emerging Markets Growth Fund, third paragraph, fourth sentence. Please revise to clarify that the reference to “All fees and expenses” refers to fees and expenses incurred by the accounts.

Response 12.     We have made the requested change.

Comment 13.    Page 11, Related Performance Data of the Subadviser to Virtus SGA Emerging Markets Growth Fund. Please confirm in your response letter that the fund has access to the records required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended, to substantiate the performance disclosure.

Response 13.     We hereby confirm that the fund has access to the required records.

Comment 14.    Page 11, Related Performance Data of the Subadviser to Virtus SGA Emerging Markets Growth Fund, fourth paragraph, second through fourth sentences. Please revise the referenced disclosure to be Plain English.

Response 14.     We have revised the referenced paragraph to read as follows:

The performance information was calculated based on the Subadviser’s records. Account returns were calculated using a time-weighted monthly return, adjusted for the effects of external cash flows. Monthly Composite returns were calculated using a weighted-average of individual monthly account returns, with weightings based on beginning of month market values. Annual Composite returns were calculated by compounding and linking monthly Composite returns. Accounts are included in the Composite beginning with the first full month of performance. There is no minimum account size for the Composite. No Accounts with investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite. Composite performance results are presented in United States dollars.

Comment 15.    Page 12, Related Performance Data of the Subadviser to Virtus SGA Emerging Markets Growth Fund. Please add disclosure to the performance table to indicate that the performance shown is “Average Annual Returns.”

Response 15.     We have made the requested change.

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Comment 16.    Page 25, Account Policies, Annual Fee on Small Accounts. Please add the $25 small account fee to the Annual Fund Fees and Expenses table.

Response 16.     Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

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